McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

November 9, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:         Jim Rosenberg
                        Lisa Vanjoske
                        Tabatha Akins

Re: Gentiva Health Services, Inc.
Form 10-K for the fiscal year ended January 2, 2005 and
Forms 10-Q for the quarterly period ended April 3, 2005 and July 3, 2005
File No. 001-15669

Ladies and Gentlemen:

On behalf of Gentiva Health Services, Inc., we are responding to the letter dated October 21, 2005 (the "Comment Letter") from Jim Rosenberg, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Set forth below are the responses to the comments of the Commission staff (the "Staff") provided to us by Gentiva and other parties. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. Please note that references to "we," "our," "us," "Gentiva," and the "Company" refer to Gentiva Health Services, Inc.

As previously discussed in our telephone conversations of October 26, 2005, and for the reasons described in our responses, we do not believe any amendments are necessary to the filings referenced in the comments. As noted below, we believe that the relevant disclosure should be provided prospectively, and propose to include the disclosure in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2005.

January 2, 2005 Form 10-K, filed March 17, 2005

Item 7. Management's Discussion and Analysis of Financial Condition of Results of Operations

Liquidity and Capital Resources, page 26

Comment 1.  Your responses to comments one and seven do not explain the underlying reasons for the significant decrease in total current liabilities in each period. Normally as a business grows, its need for working capital grows also. That is, current assets increase and current liabilities increase also. Please more fully explain why working capital would not increase in your business as the business grows. Current liabilities increased in fiscal 2003 and 2002. We continue to believe that the explanation of these material changes in your filings is not adequate, therefore; you should amend your filings to explain these material changes. Please also address the following in your revised disclosure which were not adequately explained in your response:

a.  Explain why the level of worker's compensation claims activity was lower. Demonstrate why this liability is not understated.

b.  Explain why there are lower claims associated with capitated arrangements. Demonstrate why this liability is not understated.

c.  More fully explain the nature of the Medicare liabilities. Demonstrate why this liability is not understated.

d. Explain why timing of payments of payroll taxes varied from historical payment timing.

Response:

The decrease in current liabilities from fiscal 2003 to fiscal 2004 described in "Liquidity and Capital Resources" aggregates $8.8 million out of total current liabilities of $138.3 million at January 2, 2005 as compared to $147.1 million at December 28, 2003, or an aggregate percentage decrease of only 6.0%. As noted below, the composition of this aggregate decrease is not indicative of any substantial change in operations. Hence, we continue to believe these changes in current liabilities, which are fully explained below, are not material either quantitatively or qualitatively.

With respect to your question of why working capital would not have increased as the business grows, we provide the following analysis:

The consolidated statements of operations for fiscal 2004 and 2003 reflect that the Company's selling, general and administrative expenses increased $26.0 million (from $252.3 million to $278.3 million) and the Company's cost of services sold decreased by $10.2 million (from $532.0 million to $521.8 million) in relation to growth in revenues of $31.7 million between the fiscal 2003 and fiscal 2004 periods. These costs flow through the Company's balance sheet; however, the overall increase in current liabilities related to such costs have been offset by factors such as timing of payments, positive trends in workers compensation claims and other factors outlined in (a) through (d) below.

In connection with each of the specified items you identify in your October 21, 2005 letter, we furnish the following information:

(a) Obligations under insurance programs decreased $2.5 million from $37.2 million at December 28, 2003 to $34.7 million at January 2, 2005, a decrease of 6.8%. Obligations under insurance programs include liabilities for the following types of programs:

  Workers' compensation claims,

   Employee health and welfare benefits,

   Professional liability claims, and

   Property and general liability insurance.

Liabilities for workers' compensation claims have represented between 75% and 80% of the total amount of Obligations under insurance programs.

Workers' compensation claims activity was lower in fiscal 2004 than in fiscal 2003. As stated under Critical Accounting Policies and Estimates in the Form 10-K, the Company recognizes its obligations associated with these programs in the period in which the claim is incurred. In addition, this liability account includes claims incurred in prior years that have not yet been settled and paid as well as reserves for incurred but not reported claims. Such estimates and reserves are reviewed and updated periodically. The liability account balance is reduced as workers' compensation claims are paid out and the Company's payments for claims in fiscal 2004 exceeded claims paid during fiscal 2003.

The number of claims incurred has declined steadily since the Company's split-off from Olsten Corporation in the year 2000. In 2004, the number of claims incurred was 567 compared to 677 claims incurred in 2003. This reduction in claims is likely due to the implementation of certain workplace safety programs for clinical associates as well as a shift in our business which now requires that we employ more "skilled" clinical associates such as registered nurses and therapists and fewer home health aides. Many workers' compensation claims relate to back strains associated with lifting patients. These and other daily living activities are usually provided by home health aides. The shift to more skilled clinical associates reduces the probability for such types of claims due to the nature of the skilled clinical associate's job responsibilities and activities.

The workers' compensation liability is computed and accrued as outlined above in accordance with our policy and generally accepted accounting principles ("GAAP"), and, therefore, we believe this liability is not understated.

For the first quarter of fiscal 2005, Obligations under insurance programs decreased $0.5 million from $34.7 million at January 2, 2005 to $34.2 million at April 3, 2005, a decrease of 1.2%. For the second quarter of fiscal 2005, Obligations under insurance programs decreased $2.2 million from $34.7 million at January 2, 2005 to $32.5 million at July 3, 2005, a decrease of 6.2%. The explanation regarding decreases in workers' compensation claims provided above also applies to both the first and second quarters of 2005.

(b) Costs of claims incurred but not reported result from both capitated and fee-for-service arrangements with managed care customers. Cost of claims incurred but not reported decreased $1.1 million from $28.5 million at December 28, 2003 to $27.4 million at January 2, 2005, a decrease of 4.1%. The $1.1 million decrease in Cost of claims incurred but not reported is primarily due to lower claims activity in 2004 associated with capitated arrangements. For example, the Company's national agreement with Cigna Healthcare ("Cigna") includes capitation arrangements. Capitation arrangements result in a fixed payment from Cigna to the Company based on the number of enrolled members each month. As stated under Critical Accounting Policies and Estimates in the Form 10-K, the Company estimates the Cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment information and other statistics. During 2004, Cigna experienced a reduction in its enrolled members. As a result, the Company also experienced a reduction in the number of Cigna members covered under capitated arrangements. The reduction in claims activity relates to the reduction in the number of enrolled Cigna members covered under capitation arrangements.

Cost of claims incurred but not reported is accounted for in accordance with our policy and GAAP, and, therefore, we believe this liability is not understated.

For the first quarter of fiscal 2005, Cost of claims incurred but not reported decreased $1.9 million from $27.4 million at January 2, 2005 to $25.5 million at April 3, 2005, a decrease of 6.8%. For the second quarter of fiscal 2005, Cost of claims incurred but not reported decreased $1.5 million from $27.4 million at January 2, 2005 to $25.9 million at July 3, 2005, a decrease of 5.4%. The explanation regarding decreases in Cost of claims incurred but not reported provided above also applies to both the first and second quarters of 2005.

(c) Medicare liabilities decreased $2.8 million from $12.7 million at December 28, 2003 to $9.9 million at January 2, 2005, a decrease of 21.9%. Medicare liabilities include reserves for three items:

    Audit reserves for Medicare cost reports

    Reserves for Partial Episode Payment ("PEP") recoupments

    A reserve for an estimated repayment to Medicare in connection with services rendered to certain patients since the inception of the Prospective Payment System ("PPS") in October 2000. The Centers for Medicare & Medicaid Services ("CMS") determined that homecare providers should have received lower reimbursements for certain services rendered to beneficiaries discharged from inpatient hospitals within fourteen days immediately preceding admission to home healthcare.

As stated in the Results of Operations section of the Form 10-K on page 23, the Company recorded a revenue adjustment in 2002 for $2.5 million related to PEPs since the inception of the PPS in fiscal 2000. This initial amount was recorded as a Medicare liability based on available information from CMS.  Adjustments to the PEP reserve as well as liabilities and payments related to current period activity are recorded as new information becomes available from CMS. During the second quarter of fiscal 2003, Medicare began to recoup these PEPs. In 2004, Medicare began to accelerate the recoupment of such PEPs and for fiscal 2004 a full twelve months of recoupment activity occurred compared to only nine months of activity in 2003. As a result, the Medicare liability balance was reduced by $2.8 million during fiscal 2004. The Company is unable to determine whether this full year experience indicates a level of annual recoupment that will be maintained in the future.

The audit reserve for Medicare cost reports is more fully described in the attached version of "Critical Accounting Policies and Estimates - Medicare" under "Settlement Issues under Interim Payment System." (See Appendix A to this letter).

The Company believes that the reserves described above related to Medicare liabilities are adequate and, therefore, believes that these liabilities are not understated.

For the first quarter of fiscal 2005, Medicare liabilities decreased $1.3 million from $9.9 million at January 2, 2005 to $8.6 million at April 3, 2005, a decrease of 13.7%. For the second quarter of fiscal 2005, Medicare liabilities decreased $1.4 million from $9.9 million at January 2, 2005 to $8.5 million at July 3, 2005, a decrease of 14.1%. The decreases in Medicare liabilities for both the first and second quarters of fiscal 2005 related to the recoupment of PEPs.

(d) Payroll and related taxes decreased $3.5 million from $12.9 million at December 28, 2003 to $9.4 million at January 2, 2005, a decrease of 27.7%. The decrease is comprised of the following components:

     Accrued payroll ($0.4 million)

     Payroll taxes ($2.0 million)

     Employee stock purchase plan / 401(k) ($1.4 million), and

     Vacation / Other which increased $0.3 million

As we have explained in our supplemental information filed with respect to the comment letter of August 24, 2005, the decrease in payroll taxes from one fiscal year to the next is a result of the circumstances attached to our year end. The Company's fiscal year ends on the Sunday nearest to December 31, which was January 2, 2005 for fiscal 2004 and December 28, 2003 for fiscal 2003.  The payroll and related taxes item are impacted both by the timing of remittance of payroll taxes and by the timing of contributions to the employee stock purchase plan ("ESPP") and retirement plans. At the end of fiscal 2004, a payroll tax payment related to administrative employees was due and paid, whereas at the end of fiscal 2003, the administrative payroll tax payment was not due until the first week of fiscal 2004, which resulted in a higher liability balance at the end of fiscal 2003. Under the terms of the ESPP, purchases of shares and the corresponding reduction of current liabilities occur on both June 30 and December 31 of each year. Prior to the end of a six month offering period, an employee can elect to withdraw his or her participation in the ESPP and the Company will remit funds back to the employee.  At 2003 fiscal year end, current liabilities had not yet been reduced for the impact of the ESPP, and instead the reduction was included in fiscal 2004. Consequently, the contribution for fiscal year 2004 (and the related reduction of the liability) and the contribution for fiscal year 2003 were both made in fiscal year 2004, with the effect of creating the apparent distortion.

For the first quarter of fiscal 2005, Payroll and related taxes increased $7.1 million from $9.4 million at January 2, 2005 to $16.5 million at April 3, 2005, an increase of 75.5%. The increase is comprised of the following components:

    Accrued payroll ($1.7 million)

    Payroll taxes ($3.8 million)

    Employee stock purchase plan / 401(k) ($1.3 million)

    Vacation / Other ($0.3 million)

The increase in the accrued payroll and related taxes at April 3, 2005 reflects one week of unpaid administrative payroll and related taxes, which was not required at January 2, 2005 due to the timing of the payroll and related tax payments. The ESPP accrual at April 3, 2005 reflects employee contributions withheld pending the purchase of shares at June 30, 2005.

For the second quarter of fiscal 2005, Payroll and related taxes increased $1.0 million from $9.4 million at January 2, 2005 to $10.4 million at July 3, 2005, a increase of 11.3%. This increase consists of accrued payroll and related payroll taxes ($0.8 million) and accrued vacation benefits ($0.5 million) partially offset by a decrease in profit sharing accruals ($0.3 million). The increase in payroll and related taxes relates to an increase in the number of associates due to the acquisition of Heritage and an increase in the number of full-time clinicians during the first six months of fiscal 2005.

* * * *

As noted below in our response to comment 2, we intend to include in the Liquidity and Capital Resources section of the forthcoming Form 10-Q for the fiscal quarter ended October 2, 2005 (the "Third Quarter Form 10-Q") an expanded discussion of the changes in the components that comprise net cash provided by operating activities, including changes in current liabilities, for the comparative nine month periods.

* * * *

Comment 2.  You should consider disaggregating the line item "current liabilities" on your statement of cash flows. You report accounts receivable and prepaid expenses separately, but aggregate six current liability balance sheet line items into one line on the statement of cash flows.

Response:

We have considered disaggregating the line item "current liabilities" on our statement of cash flows and are doing so in the forthcoming Third Quarter Form 10-Q.  In addition, we intend to include in the Liquidity and Capital Resources section of the Third Quarter Form 10-Q an expanded discussion of the changes in the components that comprise net cash provided by operating activities for the comparative nine month periods.

Critical Accounting Policies and Estimates, pages 32 - 34

Comment 3.  We have considered your response to comment two. We acknowledge that the estimating process is an ongoing one. What our comment requested relates to the specific estimates made for each reporting period being presented. Please refer to Release 33-8350 and disclose how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We were aware that the amount of provision for doubtful accounts was disclosed, however, we can't find the amounts, and where in the financial statements it is included, of all the other critical estimates. Accordingly, we reissue comment 2.

Response:

In response to your comment, we propose to revise the Company's Critical Accounting Policies and Estimates on a prospective basis, beginning with the inclusion of the full text of this section in the Third Quarter Form 10-Q. We believe these revisions more fully address your comments. A copy of the proposed enhanced Critical Accounting Policies and Estimates section is attached as Appendix A to this letter.

Comment 4.  With regard to comments three and four, we do not concur with your conclusion that the disclosure provided is adequate. Accordingly, we reissue those comments. We also do not concur that self-pay receivables are immaterial. Please expand the disclosure as necessary.

Response:

As noted above in response to comment 3, we propose to revise the Company's Critical Accounting Policies and Estimates on a prospective basis, beginning with the inclusion of the full text of this section in the Third Quarter Form 10-Q. Except as noted below, we believe these revisions more fully address your comments. A copy of the proposed enhanced Critical Accounting Policies and Estimates section is attached as Appendix A to this letter.

With respect to comment 3(d) in your comment letter of August 24, 2005, the Company is unable to quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payers could have on financial position and operations. We have disclosed on a qualitative basis, however, the possibility and potential effect of adjustments in "Revenue Recognition - Medicare - Settlement Issues under Interim Payment System" on the attached Appendix A.  In addition, at the time of any probable and reasonably estimable event that might have an effect on an estimate, the estimate is changed either by adjusting revenue or recording a reserve.

With respect to comment 3(e) in your comment letter of August 24, 2005, we have not included an aging schedule in the table of payer mix concentrations of accounts receivable because the aging table would represent just one component of the Company's analysis of the allowance for bad debts and each payer classification has separate expectations for receipt of payment and all payers are reviewed and analyzed separately. This process is discussed in "Collectibility of Accounts Receivable" on Appendix A.

To the best of the Company's knowledge, the items which might be considered to be pending approval from third-party payers, as referred to in comment 3(f) of your comment letter of August 24, 2005 are incidental and include such infrequent matters as temporary holds placed on remittances by state and local programs due to budgetary constraints and remittances subject to medical review, which we analyze for collectibility as described in "Collectibility of Accounts Receivable" on Appendix A. Cost reports being reviewed by Medicare may result in settlements that will result in payments to or from Medicare (as described in "Revenue Recognition - Medicare" on Appendix A). In the case of Medicaid, this review of cost reports by Medicaid and the Company's Medicaid pending settlements relate only to certain Medicaid and state and county programs and are not material ($100,000-$300,000 annually). These items are not classified as self-pay as the amounts are due directly from the respective Medicaid and state and county programs.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc:  John R. Potapchuk, Gentiva Health Services, Inc.
Stephen B. Paige, Gentiva Health Services, Inc.

APPENDIX A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most critical estimates relate to revenue recognition, the collectibility of accounts receivable and related reserves, the cost of claims incurred but not reported and obligations under insurance programs, which include workers' compensation, professional liability, property and general liability, and employee health and welfare insurance programs. A description of the critical accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Revenue Recognition

Revenues recognized by the Company are subject to a number of variables which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. In each category described below, the impact of the estimate, if applicable, undertaken by the Company with respect to these variables is reflected in net revenues on the consolidated statements of operations.

Fee-for-Service Agreements

Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party.

Under fee-for-service agreements with certain managed care customers, the Company also estimates the revenue for claims incurred but not reported in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.  The estimate of revenue for claims incurred but not reported involves applying a factor based on historical patterns of service utilization and payment trends to the services authorized at each of the Company's regional coordination centers. The Company evaluates the assumptions and judgments used in determining this factor on a quarterly basis utilizing the trailing twelve months of claims payments, and changes in estimated unbilled receivables for claims incurred but not reported are determined based on such evaluation. Changes in estimates are recorded as net revenues in the Company's consolidated statements of operations.

Capitated Arrangements

The Company has capitated arrangements with certain managed care customers. Under the capitated arrangements, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangements. Net revenues generated under capitated arrangements were approximately 12 percent, 16 percent, and 16 percent of total net revenues for fiscal 2004, 2003, and 2002, respectively.

Medicare

Prospective Payment System Reimbursements

Under the Prospective Payment System ("PPS") for Medicare reimbursement, the Company estimates net revenues to be recorded based on a reimbursement rate which varies based on the severity of the patient's condition, service needs and certain other factors. Medicare billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recorded under the Medicare program is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the appropriateness of the clinical assessment of each patient at the time of certification and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, have significant changes in condition or are subject to certain other factors during the episode. Revenue is subject to adjustment during this period if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60 day episodic period. Deferred revenue of approximately $5.5 million and $5.2 million relating to the Medicare PPS program was included in other accrued expenses in the consolidated balance sheets as of January 2, 2005 and December 28, 2003, respectively.

Settlement Issues under Interim Payment System

Prior to October 1, 2000, reimbursement of Medicare home care nursing services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves related to the open fiscal 2000 cost report year are sufficient, it is possible that adjustments resulting from such audits could exceed established reserves and could have a material effect on the Company's financial condition and results of operations. These reserves are reflected in Medicare Liabilities in the accompanying consolidated balance sheets. The Company periodically reviews its established audit reserves for appropriateness and records any adjustments or settlements as net revenues in the Company's consolidated statement of operations. Settlement liabilities are recorded at the time of any probable and reasonably estimable event and any positive settlements are recorded as revenue in the Company's consolidated statements of operations in the period in which funds are received. As discussed further under the heading "Government Matters - PRRB Appeal" in Note [ ] to the consolidated financial statements included in this report, the Company received an aggregate of $10.1 million in settlement of the Company's appeal filed with the U.S. Provider Reimbursement Review Board ("PRRB") related to the reopening of all of its 1997 and 1998 cost reports.

Causes and Impact of Change

For each of the sources of revenue, the principal variables in addition to those described above which can cause change are (i) an inability to obtain appropriate billing documentation; (ii) an inability to obtain authorizations acceptable to the payer; (iii) utilization of services at levels other than authorized, and (iv) other reasons unrelated to credit risk. Revenue adjustments resulting from differences between estimated and actual reimbursement amounts are recorded as adjustments to net revenues or recorded against allowance for doubtful accounts, depending on the nature of the adjustment. These are determined by Company management and reviewed from time to time, but no less often than quarterly. Each of the variables described here and under each of the various sources of revenue can effect change in the estimates, and it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described.

Billing and Receivables Processing

The Company's billing systems record revenues at net expected reimbursement based on established or contracted fee schedules. The systems provide for an initial contractual allowance adjustment from "usual and customary" charges, which is typical for the payers in the healthcare field. The Company records an initial contractual allowance, if any, at the time of billing and reduces the Company's revenue to expected reimbursement levels.  The reserve for revenue adjustments is factored into the accounts receivable valuation model, and there have been variances of less than $100,000 in revenue adjustments between 2004 and 2003.

Accounts receivable attributable to major payer sources of reimbursement are as follows:

(Dollars in thousands)

	October 2, 2005		January 2, 2005

Medicare	$ 29,885	20%	$ 23,848	17%
Medicaid and Local Government	25,685	17%	20,391	15%
Commercial Insurance and Other	88,743	59%	88,910	64%
Self-Pay	6,374	4%	5,893	4%

Gross Accounts Receivable	150,687	100%	139,042	100%

Less: Allowance for doubtful accounts	(8,348)		(7,040)

Net Accounts Receivable	$ 142,339		$ 132,002

The Company's estimate of "Collectibility of Accounts Receivable" further outlines other matters considered with respect to the allowance for doubtful accounts.

Collectibility of Accounts Receivable

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in collection, reimbursement experience and billing functions. Collection processes are performed in accordance with the Fair Debt Collections Practices Act and include reviewing aging and cash posting reports, contacting the payers to determine why payment has not been made, resubmission of claims when appropriate and filing appeals with payers for claims that have been denied. The Company's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Company's internal collectors and/or collection agencies in accordance with the Company's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Company reviews each account individually and does not have either a threshold dollar amount or aging period that it uses to trigger a balance write-off, although the Company does have a small balance write-off policy for non-governmental accounts with debit balances under $10.

The Company's policy is to bill for patient co-payments and make good faith efforts to collect such amounts. At the end of each reporting period, the Company estimates the amount of outstanding patient co-payments that will not be collected and the amount of outstanding co-payments that may be waived due to financial hardship based on a review of historical trends. This estimate is made as part of the Company's evaluation of the adequacy of its allowance for doubtful accounts.

The Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. Historical collection and payer reimbursement experience is an integral part of the estimation process related to determining the allowance for doubtful accounts. In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts which is reflected in selling, general and administrative expenses in the consolidated statements of operations. The allowance for doubtful accounts at January 2, 2005, December 28, 2003 and December 29, 2002 was $7.0 million, $7.9 million and $9.0 million, respectively. Additional information regarding the Company's allowance for doubtful accounts can be found in Schedule II - Valuation and Qualifying Accounts on page F-29 of the Company's 2004 Annual Report on Form 10-K, as amended.

Cost of Claims Incurred But Not Reported

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The estimate of cost of claims incurred but not reported involves applying a factor based on historical patterns of service utilization and payment trends to the services authorized at each of the Company's regional coordination centers. The Company evaluates the assumptions and judgments used in determining this factor on a quarterly basis utilizing the trailing twelve months of claims payments, and changes in estimated liabilities for cost of claims incurred but not reported are determined based on such evaluation.

Because of the variables described above, these estimates will continue to change in the future. Each of the variables described above can effect change in the estimates, and it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described. Changes to estimates of the cost of claims incurred but not reported are reflected as direct cost in the Company's consolidated statements of operation.

Obligations Under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers' compensation, professional liability, property and general liability, and employee health and welfare.

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's own home health specific historical claims experience, current enrollment statistics and other information. The Company's estimates of its obligations and the resulting reserves are reviewed and updated from time to time but at least quarterly. The variables which impact this critical estimate include the number, type and severity of claims and the policy deductible limits; therefore, the estimate is sensitive and may well be changed from time to time. Changes in estimates of the Company's workers' compensation and professional liability claims are recorded as direct costs in the Company's consolidated statements of operation.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500,000 per incident which occurred prior to March 15, 2002, and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit and segregated restricted cash balances. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.